FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16

of the Securities Exchange Act of 1934

For the Month of  March 2007

RadView Software Ltd.

(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, AND REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-114308) TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On March 20, 2007, Fortissimo Capital Fund (“Fortissimo”) has closed an additional investment of $500,000 in the Company. The additional investment was made pursuant to a Share Purchase Agreement entered into by the parties on April 4, 2006. The Agreement provided Fortissimo and its co-investors with the right to make additional investments in the Company during a period of 18 months from its closing date, which was August 18, 2006.

In consideration for the additional investment, the Company issued to Fortissimo a total of 16,666,667 Series A Preferred Shares and Warrants to purchase 12,500,000 Series B Preferred Shares. The additional investment was made on the same terms and conditions as the two previous additional investments, and the Company granted to Fortissimo an option, to acquire the identical amount of shares and warrants Fortissimo purchased in the additional investment, at the same terms and conditions (the “Option”).

This Option is subject to the Company’s shareholders approval, and the Company has undertaken to seek such approval at the upcoming shareholders meeting.

The parties further agreed that the Company shall have the right to buy-back any shares and warrants issued to Fortissimo pursuant to the additional investment by payment to Fortissimo of the additional investment securities’ purchase price plus interest at an annual rate of 8%. The Company’s aforementioned buy-back right shall lapse at the end of 12 months from the date the Option was issued.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd.
(Registrant)

By:	/s/ Limor Stoller
Name: Limor Stoller
Vice President of Finance

Dated: March 20, 2007

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